Exhibit 11


     COMPUTATION OF PER SHARE EARNINGS


The following is the computation of fully-diluted earnings per share:

                                                    Three Months Ended
                                                          March 31
                                                     1995             1994
                                  (Dollars in thousands except per share data)

Net income available to common shareholders     $    19,842     $    10,522

Non-discretionary adjustments under
  the if-converted method:
  Addback: Series C, preferred dividends              2,207              --
  Addback: Series B, preferred dividends,             2,117           2,078
    net of tax benefits
  Less: Replacement of funding
    adjustment, net of tax benefits (1)              (1,664)         (2,078)
                                                $    22,502     $    10,522

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Common shares  (2)                             43,274,729      35,962,606
  Equivalents - stock options                     1,244,429       1,197,039
  Series B, Preferred stock
    if-converted method                           4,142,418       4,124,274
                                                 48,661,576      41,283,919

FULLY DILUTED EARNINGS PER SHARE                $      0.46     $      0.25


(1) Additional payment to the TASP to replace the funding lost under the if-converted method.

(2) Reflects the converion of Series C Preferred stock to Common stock in the three months ended March 31, 1995.